Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company:  AT&T Corp.
Commission File No.: 1-01105

WEEKLY UPDATE:

May 31, 2005

Residential customers will reap big rewards when SBC and AT&T become one company — including faster access to new products and wider availability of new technologies. News reports emphasize merger benefits for enterprise customers — but in this interview, Consumer Marketing’s Scott Helbing talks about why it’s great news for residential customers, too.

Back to the future … Cingular has relaunched its “grab and go” family of prepaid services under the GoPhone brand. For many customers, GoPhone is the last word in freedom, flexibility and control — and using it is as simple as 1, 2, 3: choose the services, handsets and accessories you want, place your order — and then start using the nation’s largest wireless network.

SBC is working to close the technology gap that hinders many women- and minority-owned businesses when they compete with larger, more established companies. As the newest member of the Technology Partnership for Small Business, a business-government coalition committed to closing that gap, we’re helping create an online resource that shows entrepreneurs how to use technology to provide better service and grow faster.

Sterling Commerce has announced the first-ever “end-to-end” software package that helps retailers manage their sales process from start to finish. For many Sterling customers, the package can mean better service, lower costs and an opportunity to generate new revenues.

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Also …

•                  What began as a routine Sunday drive ended in a mad dash to save lives, as SBC service rep Tammy Hammami raced into a burning retirement home to rescue residents. The safety training Hammami received from SBC made a big difference.

•                  The United Way helps people from all walks of life. If you’re one of them, now is a great time to share your story so we can use it during the upcoming Employee Giving campaign.

•                  A grant from the SBC Foundation will help the United Negro College Fund provide scholarships to 25 students who will attend historically black colleges and universities affiliated with the fund.

MORE:
> DO U TXT? ‘IDOL’ NETS 41.5M
> YellowPages.com increasing value for local advertisers
> Family Album: Keenan Hickman, halfway around the world
> A Look Back: Grandma goes high tech, 1910

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Did you know?
In 2004, more than 17 percent of SBC’s procurement dollars went to minority- and women-owned business enterprises.

Quote of the week:
“VoIP adoption is being driven by price, not technology. Consumers want low cost and unlimited local and long distance service at a flat rate. SBC already offers great values, and consumers who do the math quickly see the values, choices and convenience of our bundles.”
  — Scott Helbing, senior vice president-Consumer Marketing

Weekly Update offers stories and highlights from around the business. Go to News Now for corporate and local news focused on areas key to our success. If you have items you would like considered for Weekly Update, e-mail them to us.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations Web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.